Exhibit 11.1

Insider Trading Policy

We are subject to a number of laws concerning the purchase of the Company’s shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-pubic information relating to the Company or any other company, including a customer or a supplier that has a significant relationship with the Company.

Information is "material" when it is likely that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material non-public information, you should contact a manager and the advice of legal counsel may be sought.

Investment by Employees in the Company’s securities is encouraged. In order to protect the Company and its Employees from liability that could result from a violation of legal requirements, the Company requires Employees to engage in purchases or sales of the Company’s stock only during "Window Periods". Window Periods begin at the opening of trading on the second full trading day following the public release of quarterly or annual financial results and end at the end of the second week of the month following the end of the calendar quarter. No person may buy or sell the Company’s securities, even during Window Periods, if such person is in possession of material, non-public information. At any time, the Board of Directors has authority to designate a "Blackout Period" over all trading in the Company’s securities (even during a Window Period). A "Blackout Period" compels all trading in the securities affected to cease immediately for the period designated by the Board of Directors. A "Blackout Period" may be exercised over securities of companies with which the Company does or may do business or in which the Company invests or may invest. No one may disclose to any third party that a "Blackout Period" has been designated.

Failure to comply with the Company's securities trading policy may subject Employees or Employees' family members to criminal or civil penalties, as well as to disciplinary action by the Company up to and including termination for cause. Responsibility for complying with applicable laws as well as the Company's policy rests with Employees individually.